EXHIBIT 99.1

Aeterna Zentaris Provides Update on Previously Disclosed Class Action Lawsuit

CHARLESTON, S.C., March 05, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (the “Company” or “Aeterna Zentaris”)  (NASDAQ:AEZS) and (TSX:AEZS) announced today that the United States District Court for the District of New Jersey has granted a motion for class certification in the previously disclosed class action lawsuit against the Company and certain of its current and former officers and directors in connection with statements made by the defendants between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's new drug application for the product by the FDA.  The Company continues to believe that substantially all of the costs for its defense will be borne by the insurers who provide directors' and officers' liability insurance to the Company, subject to policy limits.

While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, the Company cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, the Company’s applicable directors' and officers' liability insurance and could have a material adverse impact on the Company’s financial condition, results of operations, liquidity and cash flows.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency (AGHD). On January 17, 2018 Aeterna Zentaris announced that that it had, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. On December 20, 2017 the Company announced that the U.S. Food and Drug Administration (FDA) granted marketing approval for Macrilen™ (macimorelin). On November 27, 2017 Aeterna Zentaris announced that the Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”) and under the caption “Risk Factors and Uncertainties” in our management’s discussion and analysis for the third quarter of 2017. Such statements include, but are not limited to, statements about the merit or outcome of the class action lawsuit, the Company’s intention and ability to defend such legal actions, and the availability of insurance to cover costs and expenses relating to the defense of the lawsuit. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, effect of the class action lawsuit and other litigation, on our cash flow, results of operations and financial position. Investors should consult the Company’s quarterly and annual filings with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
Michael V. Ward
Chief Executive Officer
IR@aezsinc.com
843-900-3201

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783